EXHIBIT 99.1

Colliers International strengthens its global executive team for the future

John Friedrichsen named Chief Operating Officer

Christian Mayer appointed as Chief Financial Officer

TORONTO, Jan. 28, 2020 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm, Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced changes to its global executive team, effective immediately.

John Friedrichsen, currently Chief Financial Officer, will step into the newly created global leadership position of Chief Operating Officer. In this role, Mr. Friedrichsen will provide executive oversight and leadership at the global level for a number of growth initiatives including strengthening our Occupier Services, Corporate Solutions and Capital Markets businesses, with a particular focus on driving further internal growth and greater collaboration among the established teams across the business globally.

“John’s experience and expertise make him a tremendous asset and the strongest candidate for this new role, which will allow him to concentrate on important projects that build on the potential of Colliers’ global capabilities,” said Jay Hennick, Global Chairman & Chief Executive Officer. “Under John’s leadership, I am confident he will help us ring in another period of growth and deliver exceptional service to our clients around the world as we establish and execute our 2025 growth plan.”

Christian Mayer, currently serving as Senior Vice President, Finance & Treasurer, has been appointed Chief Financial Officer. With more than 20 years of experience in progressive leadership roles with the firm, Mr. Mayer is exceptionally well-versed in all aspects of the corporate finance function including accounting, reporting and analysis, investor relations, treasury, risk management, internal audit and development transactions advisory. He is a Chartered Professional Accountant and began his career with PwC.

“Christian’s appointment reflects the significant leadership role he has played in executing on our financial strategy and embracing strategic opportunities to drive our business forward. I could not be more pleased to transition this role into the hands of a proven performer who has years of knowledge and a history of success,” Mr. Hennick continued.

Mr. Friedrichsen and Mr. Mayer will report directly to Jay Hennick, Global Chairman & Chief Executive Officer. All Regional executive leaders and certain key global functional leaders will continue to report to Mr. Hennick.

“We have a remarkably strong and deep leadership team in place to hit the ground running as we look to successfully complete the final year of our 2020 growth plan,” commented Mr. Hennick. “These appointments further solidify us as a leader in the industry and reaffirm our unwavering commitment to accelerate success for our clients and our people while creating significant value for our shareholders.”

COMPANY CONTACT:

Jay S. Hennick
Global Chairman & Chief Executive Officer
(416) 960-9500

MEDIA CONTACT:

Andrea Cheung
Global Manager, Communications
andrea.cheung@colliers.com
(416) 324-6402

About Colliers International

Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company.  With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning approximately 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.